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Exhibit 12.1

NTL INCORPORATED AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
	2003	2002(1)	2001	2000	1999
	Reorganized Company	Predecessor Company	Predecessor Company	Predecessor Company	Predecessor Company
	(in millions)
Fixed charges:
Interest	$673.6	$826.5	$1,308.5	$981.4	$719.9
Amortization of debt expense	78.3	31.4	29.4	33.8	18.0
Interest portion of rental expense	28.0	46.7	24.8	15.4	9.2

Fixed charges	779.9	904.6	1,362.7	1,030.6	747.1
Preferred stock dividend requirement	—	—	—	—	13.1

Combined fixed charges and preferred stock dividend requirement	$779.9	$904.6	$1,362.7	$1,030.6	$760.2

Earnings:
(Loss) from operations	$(954.1)	$(2,401.5)	$(11,718.9)	$(2,468.0)	$(743.4)
Fixed charges	779.9	904.6	1,362.7	1,030.6	747.1
Less: capitalized interest	(5.5)	(46.3)	(67.7)	(95.1)	(41.8)

	$(179.7)	$(1,543.2)	$(10,423.9)	$(1,532.5)	$(38.1)

Ratio of Earnings to Fixed Charges(2)
Deficiency	(959.6)	(2,447.8)	(11,786.6)	(2,563.1)	(798.3)

        The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)
In accordance with SOP 90-7, the Company discontinued accruing interest on certain of its debt. For the year ended December 31, 2002, contractual interest was $1,425.4 million, which was $645.2 million in excess of reported interest expense.

(2)
For the years ended December 31, 2003, 2002, 2001, 2000 and 1999, the deficit of earnings to fixed charges was $959.6 million, $2,447.8 million, $11,786.6 million, $2,563.1 million and $785.2 million, respectively. For the year ended December 31, 1999, the deficit of earnings to combined fixed charges and preferred stock dividends was $798.3 million.

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  Exhibit 12.1
NTL INCORPORATED AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES